Exhibit 99.1

Caledonia Mining Corporation Plc

(NYSE American: CMCL; AIM: CMCL; TSX: CAL)

Extension of Central Shaft Project

St Helier, November 10, 2017: following the announcement of an updated resource statement on November 2, 2017 Caledonia Mining Corporation Plc (the "Company" or “Caledonia”) announces that it plans to extend the depth of the Central Shaft at its 49% subsidiary, the Blanket Mine in Zimbabwe (“Blanket”).

Highlights

•	The Central Shaft (which is currently under construction) will be extended by a further 250 metres to a shaft bottom depth of 1,330 metres and fully commissioned by the end of the first quarter of 2020.

•	The extension of the Central Shaft will add two further production levels on 34 (1,110 metres) and 38 (1,230 metres) levels, in addition to the two levels that are already planned on 26 (870 metres) and 30 (990 metres) levels.

•	The extension and associated capital development of additional production levels will cost approximately $18 million which will be funded by Blanket’s internal cash generation. The additional capital investment is not expected to have any effect on the continuation of Caledonia’s existing dividend.

•	A Preliminary Economic Assessment (“PEA”) indicates a project NPV over the Life of Mine of $193 million based on a gold price of $1,260/ounce and a 10% discount rate.

•	The addition of two further production levels will provide access to the Indicated & Inferred resources below 30 level and potentially increase Blanket’s projected life of mine by a further four years to 2031.

•	The Indicated Resource below 30 level of 37,000 ounces, as a standalone project, justifies the investment of $18 m for the shaft deepening and the additional two production levels.

•	Total production from Measured and Indicated resources over the life of the mine is expected to be approximately 420,000 ounces and production from Inferred resources is expected to be approximately 550,000 to 600,000 ounces between 2018 and 2031. Caledonia expects that its long term All-In Sustaining Cost (“AISC”) guidance is expected to remain in the range of $700 to $800 per ounce.

•	The extension of the Central Shaft before it has been completed, equipped and commissioned is understood to be significantly cheaper, quicker and less disruptive than a subsequent extension after commissioning.

•	Caledonia has also initiated a mid-shaft loading system at Blanket using the existing Central Shaft infrastructure to handle development waste. This is expected to improve Blanket’s waste handling capacity and alleviate pressure on Number 4 shaft which should have a positive effect on both production flexibility and horizontal development.

Head and Registered Office: Caledonia Mining Corporation Plc

3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey, Channel Islands, JE2 3NF

info@caledoniamining.com | | www.caledoniamining.com

Commenting on the project update, CEO Mr Steve Curtis said:

“We are very pleased that the long track record of sustained resource growth at Blanket, particularly the continued discovery of resources at depth with good grade continuity, supports an extension of the Central Shaft project at Blanket. The Central Shaft is already a transformational project for our business, and to extend the project an additional 250 metres in depth including development on 34 and 38 levels will potentially secure Blanket’s operating future for the next 20 years taking exploration potential into account.”

“Based on the strong geological indications of resource and grade continuity at depth, which was supported by our recent resource update, the excellent progress in the current shaft sinking, and most importantly the strong cash generation from Blanket’s current operations, we are now in a position to continue investing for the future.”

“It is significantly cheaper to continue the shaft sinking while we are in the construction phase of the project rather than to deepen a fully commissioned and operational shaft in several years’ time. The creation of an additional two levels will also increase the mining flexibility and further de-risk the target production of 80,000 ounces per annum from 2021. This leaves Caledonia with a distinct window of opportunity to continue with its investment and I am grateful to both our local partners at Blanket and to the board of Caledonia for their continued support in managing the business for optimal long term value.”

“The adoption of mid-shaft loading at Central Shaft will also make a contribution to reducing the logistical constraints we have experienced so far in 2017; by using the Central Shaft to haul development waste while continuing the sinking process we will be in a position to relieve the pressure on Number 4 Shaft and the associated haulages at 22 (750 metres) level to free up capacity to haul ore. The mid-shaft loading infrastructure should also allow the capital development on the 26 and 30 levels to commence up to ten months earlier than originally planned. Mid -shaft loading is not expected to have any negative effect on the plan to achieve 80,000 ounces of gold production by 2021 or to have any adverse impact on medium term production due to the increased operating flexibility the mid-shaft loading is expected to provide.”

Note: This announcement includes inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 and is disclosed in accordance with the Company's obligations under Article 17 of those Regulations.

Background

The Central Shaft has been under construction since the first quarter of 2015 and was scheduled to be in production during the fourth quarter of 2018. The shaft is currently at a depth of 950 metres below surface and is well advanced towards the previous design depth of 1,080 metres below surface. The shaft was previously expected to support Blanket’s Mine life until 2027 by adding an extra two production levels (26 and 30 levels).

Increased Resource

On November 2, 2017 Caledonia announced an increase in Measured and Indicated resources at Blanket from 671,000 ounces at a grade of 4.23g/t at December 31, 2016 to 714,000 ounces at a grade of 3.95g/t, a 6% increase in contained gold. In addition, Inferred Resources increased by 47% from 604,000 ounces at a grade of 4.99g/t at December 31, 2016 to 887,000 ounces at a grade of 4.99g/t at August 31 2017.

Extension of the Central Shaft

In light of the increased resource base, the boards of Blanket and Caledonia have approved a decision to invest further in the deepening of the Central Shaft to a depth of 1,330 metres to be fully commissioned and operational by the end of the first quarter 2020.

The extension of the Central Shaft is expected to cost approximately $10 million and additional development of the two production levels below 30 level (990m) is expected to cost approximately $8 million. Total incremental project capital expenditure is therefore expected to be an increase of $18 million. The capital cost of deepening the shaft before it is commissioned is expected to be significantly lower and less disruptive than would be the case if the shaft is extended after it’s commissioning by eliminating the duplication of infrastructure at the bottom of the shaft and site re-establishment of shaft sinking equipment and sinking crew.

The deepening of the Central Shaft is not expected to adversely affect the production target of 80,000 ounces of production by 2021 and is expected to extend the life of Blanket by potentially an additional four years beyond the current mine life, based on the existing Indicated and Inferred resources below 30 level to support operations at Blanket until 2031. It is also expected to enable significantly increased operational flexibility at the mine as the deeper shaft will support operations over four production levels rather than the previously planned two levels. This is expected to enable production to continue at the rate of 80,000 ounces until at least 2029 based on the current Inferred Resources below 30 level and potentially longer depending on future exploration success at depth extensions of known ore bodies above 30 level which will also enable exploration below 38 level (1230m).

Mid-Shaft Loading

Blanket implemented a mid-shaft loading system at the beginning of November 2017 to enable Central Shaft to handle development waste, thereby alleviating some of the logistical pressure on Number 4 Shaft and ensuring that the horizontal development on 26 and 30 levels can start at least ten months earlier than the original project schedule. The implementation of mid-shaft loading is also intended to allow Number 6 Winze to hoist ore rather than ore and waste and should reduce waste haulage and hoisting via Number 4 Shaft due to the use of Central Shaft for the hoisting of development waste.

Capital expenditure

The total project capital investment involved in completing the Central Shaft and developing four production levels below 22 level (750m) is estimated to be approximately $51 million over the period 2018 to 2022 which includes $18 million of incremental capital to sink the Central Shaft to the greater depth and develop two additional production levels. Sustaining capital over the anticipated extended mine life is expected to be approximately $63 million over the period 2018 to 2031 (approximately $4 million to $5 million per year) and an additional $11 million of deep level exploration drilling is budgeted for exploration below 22 level. Total life of mine capital investment from 2018 to 2031 (including the extension) for Blanket is expected to be approximately $125 million.

Production Estimates

Total production from Measured and Indicated resources over the life of the mine is expected to be approximately 420,000 ounces and production from Inferred resources is expected to be approximately 550,000 to 600,000 ounces between 2018 and 2031. Caledonia expects that its long term AISC guidance is expected to remain in the range of $700 to $800 per ounce. Given the existing resource classification of Indicated and Inferred resources down to 38 level, a PEA has been prepared in respect of the Inferred Resources which is preliminary in nature and includes Inferred Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be classified as mineral reserves. There is no certainty that the PEA will be realised.

The changes to the Central Shaft project as stated above result in a revised life of mine plan for the Blanket Mine (the “LOMP”) in terms of which it is anticipated that the approximate production from existing Proven and Probable mineral reserves above 34 level will be as set out below:

Approximate Production from Proven & Probable Mineral Reserves (2018 – 2024)
	2018	2019	2020	2021	2022	2023	2024
Tonnes milled (000’s)	564	570	640	720	673	430	133
Gold Production (koz)	59	61	68	80	80	56	19

The deepening of the Central Shaft is expected to provide access to the current Inferred Resources down to 38 level and allow for further exploration, development and mining in these sections along the known Blanket strike, which is approximately three kilometers in length. The PEA has been prepared in respect of the Inferred Resources down to 38 level. Based on the PEA, approximate additional production from current Inferred Resources (excluding the projected production set out above) may be achieved in the following indicative ranges:

Approximate Production from Inferred Mineral Resources (2023 – 2031)
	2023	2024	2025	2026	2027	2028	2029	2030	2031
Tonnes milled (000’s)	215	494	573	544	594	596	614	425	400
Gold Production (koz)	20 – 24	57 – 62	76 – 80	76 – 80	76 – 80	76 – 80	76 – 80	56 – 60	52 – 56

Diamond drilling and development is planned to be continued with the objective of increasing confidence in order to upgrade the categorisation of the resources. The LOMP and the PEA have been reviewed by Mr. Dana Roets, Chief Operating Officer, and Mr. Paul Matthews, Caledonia’s Qualified persons for National Instrument 43-101 Standards of Disclosure for Mineral Projects reporting purposes. A technical report prepared in compliance with National Instrument 43-101 which summarises the revised LOMP and the PEA will be filed on SEDAR before December 17, 2017. The LOMP, Pre-Feasibility Study (“PFS”), PEA, Resource estimation and Reserve conversion have been reviewed by independent consulting firm Minxcon (Pty) Ltd. Minxcon also assisted the Qualified Persons with the compilation of the technical reports. The most important assumptions on which the PEA is based include: a gold price of US$1,260 per ounce; achievement of the targeted production set out above and the accuracy of the projected capital costs.

Funding

Assuming a gold price of US$1,260 per ounce and that all the production projections set out above are achieved, it is expected that all capital expenditure and increased working capital requirements will be funded from Blanket’s internal cash flows and its existing unused credit facilities. It is expected that Caledonia’s net cash resources of $10.8 million as at June 30, 2017 will not be required to fund the project.

Competent and Qualified Persons Statement

The technical information contained herein relating to all technical information, excluding resource estimation, is based on, and fairly represents, information compiled by Mr. Dana Roets, P. Eng who is registered with the Engineering Council of South Africa (ECSA), which is currently included as a "Recognized Overseas Professional Organization" in a list promulgated by the ASX from time to time. Mr. Roets is a full time employee of Caledonia Mining South Africa Proprietary Limited and is not "independent" within the meaning of National Instrument 43-101. However, he is a "Qualified Person" as defined in National Instrument 43-101. Mr. Roets has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Qualified Person under National Instrument 43-101. Mr. Roets has consented to the inclusion in this document of the matters based on his compiled information in the form and context in which they appear in this document.

The technical information contained herein relating to the mineral resource estimates is based on, and fairly represents, information compiled by Mr. Paul Matthews, Pr.Sci.Nat. who is registered with the South African Council for Natural Scientific Professions, which is currently included as a "Recognized Overseas Professional Organization" in a list promulgated by the ASX from time to time. Mr. Matthews is a full time employee of Caledonia Mining South Africa Proprietary Limited and is not "independent" within the meaning of National Instrument 43-101. However, he is a "Qualified Person" as defined in National Instrument 43-101. Mr. Matthews has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a "Qualified Person" under National Instrument 43-101. Mr. Matthews has consented to the inclusion in this document of the matters based on his compiled information in the form and context in which they appear in this document.

About Caledonia

Following the implementation of indigenisation in Zimbabwe in September 2012, Caledonia’s primary asset is a 49% interest in an operating gold mine in Zimbabwe (“Blanket”). Blanket plans to increase production from 50,351 ounces in 2016 to approximately 80,000 ounces in 2021. Blanket’s target production for 2017 is 54,000 to 56,000 ounces. Caledonia’s current dividend policy is to pay a quarterly dividend which is currently 6.875 cents per share, or 27.5 cents per share on an annualised basis.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139

WH Ireland Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.